EXHIBIT 3.98
ARTICLES OF INCORPORATION
OF
SOMERSET, INCORPORATED
     ONE: The name of this corporation is SOMERSET, INCORPORATED.
     TWO: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.
     THREE: The name and address in this state of the corporation’s initial agent for service of process is DONALD BOSIC, 3693 E. Highland Avenue, Suite “A”, Highland, CA 92346.
     FOUR: The total number of shares which the corporation is authorized to issue is One Thousand (1,000).
     DATED: December 9, 1986

/s/ Donald Bosic
DONALD BOSIC, Incorporator

     I declare that I am the person who executed the above Articles of Incorporation, and such instrument is my act and deed.

/s/ Donald Bosic
DONALD BOSIC